EXHIBIT 12.1

MASSEY ENERGY COMPANY

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In thousands, except ratios)

	Year Ended October 31,						Two Months Ended December 31, 2001	Year Ended December 31,			Three Months Ended March 31,
	1999		2000		2001			2002	2003		2003	2004
Earnings:
Income (Loss) before taxes	$151,532		$121,766		$(15,921)		$(23,524)	$(57,520)	$(60,651)		$(17,763)	$(7,760)
Fixed charges	8,092		9,659		51,585		7,971	52,413	67,501		13,935	16,578
Capitalized interest								(382)	—		—	—
Amortization of capitalized interest	—		—		—		—	5	20		5	5

Earnings (Loss) before taxes and fixed charges	$159,624		$131,425		$35,664		$(15,553)	$(5,484)	$6,870		$(3,824)	$8,823
Fixed charges:
Interest expense	$803		$347		$34,214		$5,302	$35,302	$48,259		$9,238	$12,576
Capitalized interest	—		—		—		—	382	—		—	—
Interest portion of rental expense	7,289		9,312		17,371		2,669	16,729	19,242		4,697	4,002

Total fixed charges	$8,092		$9,659		$51,585		$7,971	$52,413	$67,501		$13,935	$16,578
Ratio of earnings to fixed charges	19.7	x	13.6	x	(a	)	(a )	(a )	(a	)	(a )	(a	)

(a)	Earnings for the three months ended March 31, 2004 and March 31, 2003, for the years ended December 31, 2003, December 31, 2002 and October 31, 2001 and for the two months ended December 31, 2001, were inadequate to cover fixed charges, with a deficiency of $7.8 million, $17.8 million, $60.6 million, $57.9 million, $15.9 million and $23.5 million, respectively.